EXHIBIT 99.4
January 18, 2008 Press Conference
Financial Performance of Wipro Limited for the quarter ended December 31, 2007
I. Statement to the Press — Azim Premji, Chairman
Azim Premji
Good morning to all of you all. Thank you for coming here.
I would like to use this occasion to wish you all a very Happy New Year perhaps a little late into the year. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and prospects.
The results for the quarter are satisfying and we continue to see good momentum in all our businesses. Revenues from our Global IT Services at $910.1 M for the quarter were ahead of our guidance of $905 M. Organically, our margins remained flat despite an appreciating rupee and increased costs on account of wage hikes effected. We continue to win large deals and have a healthy pipeline of these deals as we move into a new calendar year. Among our industry facing business units, Financial Services business grew nearly double digit sequentially during the quarter despite this being challenging times for the sector. We also had Retail and Healthcare Verticals growing ahead of our company growth rate. Among our Service lines, we had a strong growth in our BPO and Testing Services. Our top 10 customers grew at a healthy rate during the quarter and we won a good set of new clients with some mission critical and transformational projects being awarded to us. On the operational front we are driving for higher productivity and have seen a 200 bps increase in the mix of Revenues from Fixed Price Projects this quarter. We are relentlessly driving for higher pricing for our Services and have seen price increases from our customers in the range of 3 to 5 percent and our new customers are coming in at around 5% higher than our average. This has helped us in improving our realization during the quarter by around 50 bps, sequentially.
We continue to see accelerated momentum in Our India, Middle East and Asia Pac IT business. It recorded strong YoY Revenue growth of 39% and Profit before Interest and Tax (PBIT) growth of 49%. We are pioneers in the Indian IT market with presence for over twenty five years now. With our breadth of Solutions and Services, we are a partner of choice for most Indian Corporates. We started investing early in the Indian market into Solutions and new Service lines like Total Outsourcing (TOS) and that is reflected in our growth rates and deal wins. Over the last 24 months we have won about 12 large TOS deals across various industry Verticals and the deal sizes have consistently been going up. Our recent win in India in the Telecom sector is representative of the increasing size of deals in the market and of our abilities to offer transformational Solutions to customers. Leveraging our strengths in the Indian market we started investing in Middle East and Asia over the last three years and we are seeing very strong traction for our Solutions and Services in these markets as well. We have a healthy pipeline of large deals in these geographies and we are confident of establishing leadership position in these geographies like in the Indian market.
Wipro Consumer Care and Lighting also grew well with both Revenue and PBIT growing by 25% each on an organic basis. Our consumer care and lighting business has reached a quarterly Revenue run rate in excess of $100 M and we continue to see strong demand for our products in India and Asia.
We have made two large acquisitions during the year, Unza in our Consumer Care and Lighting business and Infocrossing in our Global IT business. Both these acquisitions are very strategic in nature. The integration of these acquisitions is on track.

We constantly look at challenges and opportunities thrown at us and evolve strategies that would help us maximize growth and enhance value creation. We are increasing investments and accelerating momentum in some of the Strategic Initiatives we kicked off last year while we initiate a few new ones. The key areas that we are focusing now are
(1) Driving growth through Mega and GAMA accounts
(2) Enhancing Non-linearity through a set of identified initiatives
(3) Creation of Global Programs Team to manage Large Deals & higher focus on Total Outsourcing Deals.
(4) Supply Chain initiatives to improve employability, building global capability and optimize mix.
(5) Game Changing initiatives like 360 degree partnership with large Technology players.
(6) Increased focus on Consulting by consolidation under Wipro Consulting.
(7) Accelerating investments in geographies like Middle East, Germany and Canada; and
(8) Continue to look at inorganic initiatives to bridge the identified Strategic gaps.
Many specific actions have been initiated in each of these areas and more are in the roll-out stage. While we are aware that the journey is not complete, we are encouraged by the progress made so far.
Finally, in terms of business environment, the US economy in general and the Financial Services sector worldwide in particular are facing challenges. However, we have not seen any impact on our business so far. We continue to see good demand for our Services and believe that the value that Global Delivery Model offers is enduring. Further, Asia and Middle East markets continue to expand at a healthy pace. Having said that, we continue to watch the environment carefully and are driving multiple initiatives to de-risk our business model.
I will request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
II. Question & Answer Session
Participants:
Azim Premji Chairman
Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee President — Enterprise Solutions SBU
Girish Paranjpe President —Financial Solutions SBU
Dr. A.L. Rao, Chief Operating Officer
Suresh Vaswani President — Wipro Infotech and Global Practices
Pratik Kumar Executive Vice President, Human Resources
Vineet Agarwal, President Consumer Care & Lighting SBU
Zach Lonstein, CEO Infocrossing
Participant: Mr. Premji. You talked about bridging the identified strategic gaps in 6 areas going forward, which are these specific areas?
Azim Premji: There are 5 strategic areas not 6. We will not talk about which are these areas at this point of time. It just gives a lot of rumors... You have seen the whole nonsense from Cap Gemini which went on and on and finally we had to issue a statement, which we never do. Since it just got so escalated, media got so excited we had to issue a statement to protect our reputation.
But what we are doing is rather than being responsive to what the investment banker tell us look is a good company that has come up for sale, we have now been able to establish a road map these are the areas where we require a priority of an acquisition, let us systematically look for these companies in this area. And we are sophisticating that.

We also work with our field force and ask them which are the companies they think would be useful to us in terms of supplementing our work, enhancing our risk, filling up gaps which we have. Which are the companies they lose business to and why, that could really be a potential acquisition candidate, and then you could systematically work at it either through investment bankers or through direct contact. I think that is a far more focussed manner of doing it, because we do not want to use acquisition as a substitute with our business for growth. That would be extremely distracting since as a business we are growing at 30% organically. It will be a shame to lose the power of that engine by distracting it with inorganic growth.
Suresh Senapaty: if you look at our track record, about half of the acquisitions that we did were typical acquisitions which we chased as oppose to deals available and trying to be opportunistic about it. Most of it would be strategic trying to fill in gaps, trying to fill in geographies, trying to fill in skill sets.
Participant: Can you just give a break down of BFSI numbers excluding Insurance?
Suresh Senapaty: This had increased. We had a 44% YOY growth in financial services and the growth in the non-insurance piece has been much higher. All I can say is that the non-insurance has grown faster than 44%.
Participant: Mr. Premji I want to understand from you what kind of an IT spending environment you see in 2008, do you think they will be probably more than 2007?
Azim Premji: A couple of issues you must keep in mind. The penetration of global outsourcing has been minimal and you have a potential size of the market in trillion dollars. So, there is enormous potential for the industry as a whole and Wipro in particular. We are focusing over the past 3 years or 4 years on more specialized segments and growing them much faster than we have been growing the mass of the business, whether it is testing, technology infrastructure services or BPO.
Second thing which is BFSI and I will ask Girish to specifically comment on it. You need to appreciate that the component of discretionary spending from the point of view of a customer in IT has come down significantly including in consultancy. Customers have been so driven by profit results and using IT as a means of productivity and using IT as a means of transformation in terms of large complex projects. The requirements of those profit results continue to be even more so with the customers today in a situation of toughness than before.
You are seeing a rupee which has appreciated by 14% in the past 15 months, the majority of us have been able to retain our operating margins within about 2% to what they were 15 months back or 12 months back, which is quite remarkable in terms of achievements. Majority of us have been able to retain our growth rates quarter-on-quarter and year-on-year, we are not seeing any slow down in that. Is that to say that we will have no slow down going forward? Genuinely we do not know, because we are not seeing it, and specifically for BFSI let me give it to Girish to answer.
Girish Paranjpe: Most of the client’s budgets start 2008 January and I think most of them have got the budgets in place. There are few places where IT budgets have been cut at an overall basis, but that does not automatically mean that their offshoring or outsourcing plans are going to slow down because sometimes it gives more impetus rather than less to do more offshore.
Also as Mr. Premji mentioned that to the extent it is non-discretionary, which is either for running day-today operations or it is for complying with laws or for introducing new products that kind of IT spend is unlikely to be cut because it just hurts the organization. The only one which can potentially be cut is something which is a long duration project which can be started next year, only those kinds of projects are likely to get affected.

We have not come across any situation where any of our projects have been affected by any change in the budgets.
Participant: Can you tell us the split between non-discretionary and discretionary budgets vis-à-vis a quarter ago or a year ago?
Azim Premji: Vast majority of the budget is non-discretionary. I would recon atleast 80 to 85% of the budget is non-discretionary. If you look at our own company in terms of what is discretionary and what is non-discretional as it is reasonably representative. Our experience is that more than 90% of our budget is non-discretionary and we put it through fairly tight scrutiny and that is as it is, and we are reasonably IT oriented company in terms of what we have before we start improving what we have.
Girish Paranjpe: I think the earlier classification saying that if it is a development it is discretionary or if its consulting it is discretionary no longer holds good. Because if the customer companies are under pressure consulting becomes essential for them to survive or reengineer their overall business and therefore it is no more discretionary. Similarly, if you lets say rolled out an SAP package already done in the headquarters and now you have to do the branches in the other regions it is no more discretionary, then it will be a completely hotch-potch.
Participant: Mr. Paranjpe, you said that long-term projects which we start this year or next year they might be affected, do you mean there might be delays, can you just elaborate on that?
Girish Paranjpe: Which is what I said, that so far we have not seen the impact but you know 2008 budgets have just been approved by most clients, so there most of the people are in a process of prioritizing their spends for 2008. So when they finish prioritizing, which we hope will happen by the end of this quarter, we have a clearer picture of which ones are going to get done this year and which are going to get pushed out to either later part of this year or even to the next year, but as of now it is business as usual.
Suresh Senapaty: Another heartening thing we have seen in the Q3 results is the sequential growth in the tech business of about 7.8% covering the product engineering space, telecom service provider space, has been good. We expected it to be better and it has demonstrated so. Overall tech business has started delivering better results.
Participant: Mr. Premji you referred to the accelerated investment in geographies like the Middle East, Germany and Canada, if you could tell us if there are any concrete plans of investment in these geographies in terms of setting up new facilities and is that a conscious effort to bring down the dependence on the US from 62% to probably 50% in the near future?
Azim Premji: In the last one year US dependence has come down from about 64% to about 62%. One has to consider the way we report segment growth also. If you were to add on to IT global services business the service revenues from our India, Middle East and the rest of the Asia Pac business including Australia that grew about 59% then the picture will look even more different. Whether US dependence will keep coming down going forward? Yes, it will keep coming down. How fast it will keep coming down? I do not know, may be about 2% a year.
Suresh Senapaty: This does not mean we are trying to bring down the growth. It means the other geographies are growing faster and also because of the currency there is an advantage because of the US dollar versus Australian dollar versus the Euro appreciation. For us, US market is also as much an opportunity. At the same time, there is so much more opportunity to grow the European markets and the Asia Pac and the Middle East and India markets that lot of investments are going in there.

Participant: Sir where are you opening or have opened centers outside of India?
Azim Premji: We will be announcing next week formally a center in Atlanta in Georgia State. We have opened a center in Troy in Michigan State, just near Detroit in America, and we will be opening a center in China in Chengdu. We already have a center in Shanghai. We have already opened a center in Philippines. So we are multiplying our source of generating the global deliveries talent in developing countries plus also establishing sizable centers in America to be able to have proximity and deliver requirements which our customers want for onsite.
Participant: What is the purpose of Innovation Isle in Second Life?
Azim Premji: We are practicing Innovation on a systematic organized institutionalized basis for about 7 years and what we have done in the course of the past 24 months is step up our investments.
This year it accounted about 9% of our total revenue, and the idea is to take it up to 15% in the next 2 years. This is on 3 axis; one is what we should do in our centers of excellence, which we do development work, innovation work, and application work for customers on emerging technologies and building solutions vertical wise.
The second axis of which we do innovation work is more central and it is done under our Chief Technology Officer directly and he has a team of about 300 people. We have started to work on projects relevant for the customer and which have a significant degree of intellectual property content. Third area launched a little under 2 years ago is quantum innovation where projects typically give us a pay back or start giving a pay back in year three not in years 1, not in year 2. We have launched 5 such projects. The three axis combined is giving us a revenue this year of about 9%.
The idea is the step to drive more non-linearity into it. We should be able to make a profit from persons through innovation projects significantly above the profit per person which we are making in average business. At the moment we are kick starting this concept but we think we can bring a measurable benefit to the customer and create interest intellectual property which has repeatability value coming out of it.
Suresh Senapaty: On Second Life you asked about, you must understand that the average age of people in our organization is 26. For Gen Next, the Second Life is where they go to understand what innovation is about, what technology is about. So, it is the perfect thing for us to do when we are trying to bring out innovation and demonstrate our understanding of technology to kind of showcase it in Second Life and make it available to our Gen Next.
Participant: Over the several quarters since you had a modest growth of 12%, the lowest growth. Over how many quarters it is the lowest?
Suresh Senapaty: It is much better than the Q1 numbers. Because the exchange subduedness you saw, that is why the overall PAT number growth that you see is subdued. But in dollar terms when you see YOY the growths are much better at 30% and 38%, and 42% that you are seeing. So, it is because of the exchange rate, the 14% appreciate that we talked about and the impact of that which has hurt the bottom line.
Participant: Mr. Premji made a statement that 80 basis point adverse impact, is it in addition to the 100% you talked about because of the Infocrossing?
Suresh Senapaty: That is right. We had a margin improvement without the acquisition by 10 basis points compared to Q2. But 1.1% decline is because of Infocrossing acquisition, which is basically an onsite centric company and when we do an acquisition depending upon the size we talk about 6 to 8 to 12 quarters for it to normalize. It will take for the Infocrossing margin dilution to get over and it was an anticipated 1% decline which has happened. But without that acquisition there is a 10-basis point expansion despite the fact that on account of exchange we lost 80 basis points.
So, two adverse factors: (A) Exchange, because our realization in Q3 was lower than that of Q2 that has impacted about 80 basis points. (B) We had the impact of the full three-month for the offshore compensation increase we gave effective 1st of August. However, we did better in realization and better in bulge management and so net-net we have been able to expand margin by about 10 basis points without acquisition.
Participant: How much was the compensation impact?
Suresh Senapaty: About 2 basis points. We had communicated that in Q2, but it has 2 basis points extra impact in Q3 compared to Q2.
Participant: can you clarify on the contracts picked up at the range between Rs. 39.50 and Rs. 43 to a dollar. What happens to those contracts that were arranged at Rs. 43, but when the rupee is at Rs. 39.40 now? What happens to the loss there?
Suresh Senapaty: We take hedges for four quarters, six quarters, and for long-term contracts. So, we do a cash flow hedging of accounting which is a more appropriate accounting in line with our hedging policy. So, as of December end, we have gross $2.45 billion and part of it is to the existing like debtors and advances, about $2.11 billion of hedges, which have a marked-to-market benefit of Rs. 114 crores which is lying in the balance sheet not accounted for in the P&L while most other IT companies who follow marked-to-market accounting would book that into their income.
Participant: In terms of large deals, say above $50 million, how many major deals are you pursuing at this point in time?
Suresh Senapaty: It is a very healthy one. It could be between 10 and 20. Some of those large deals are not only in the United States or Europe but also in Middle East and also in India. So, therefore we see across the globe very decent pipeline and I will request Suresh Vaswani to give you a little bit of flavor in terms of what we have seen in the Middle East.
Suresh Vaswani: We are replicating what we have done in India in the Middle East. In India we do products, system integration, solutions, consulting and we will be replicating this in the Middle East. We have very strong relationships and tie-ups with CISCO, Microsoft, EMC, Sun, etc.; we are going to be extending this to the Middle East. So, we will run Middle East like we run India. So, we will get into bidding for outsourcing contracts in the Middle East and hopefully you will see good announcements from the Middle East in context to outsourcing deals.
Suresh Senapaty: In India also we see big thrust in the telecom space, financial services and the retail space. These are very good growth drivers. I think global IT point of view we are already doing very well and we are able to leverage that for the India and the Middle East market to be able to win such large deals in India.
Suresh Vaswani: I will say a little about the deal that we won in Aircel. It is a 9-year contract. The customer has made certain announcements in terms of what the size of the contract is. We are going to completely transform the IT landscape for the customer in terms of delivering their growth requirements. So, it is truly a landmark contract that we won in the telecom service provider space in India. We do believe that this will enable us to also replicate what we do here across the globe in terms of bidding and executing on such type of contracts.
Participant: What is the growth in the Middle East and how much does it contribute to?
Suresh Vaswani: We do not report Middle East separately. To give a perspective, we have a joint venture in the Middle East. We have over 400 people based there executing specific Middle East projects. And like I said earlier, we are taking our entire India model in terms of service delivery into the Middle East.
Participant: Is it Dubai?
Suresh Vaswani: It is Dubai, it is out of UAE, and it is Saudi Arabia.
Participant: What is the sequential growth witnessed in Middle East?
Suresh Vaswani: The growth for the APAC and Middle East markets is 8% sequential growth.
Suresh Senapaty: That is about 9% of total Wipro Infotech revenue, but as you know Wipro Infotech has a lot of products and services while what we currently do in Middle East and Asia-PAC are more service centric. Services are about 33% of the total Wipro Infotech. So from that perspective the share of Asia-PAC and Middle East in the services part of the business is very good and growing faster and having decent profitability.
Participant: Do you have any plans in Latin America?
Sudip Banerjee: Currently, we have a facility out of a town which is about 45 minutes drive time from Sao Paulo. We have roughly 75 to 80 employees at this stage and we execute contracts for mostly retail customers who are based in Europe. We also have two customers, one Brazilian and other Mexican customer. Both of them are in the retail space. In addition to that, we have recently opened a center in Monterey and we have customers in the telecom space from there. Our current sales force in Latin America concentrates on selling retail solutions and they are based out of a place which is on the border between Brazil and Argentina.
Participant: Could you tell us something about the Infocrossing integration, like when do you expect it to add to earnings and would it hurt earnings this quarter?
Suresh Vaswani: Integration of Infocrossing is complete and its revenues have been included as a part of last quarter results. We are seeing extremely good funnel buildup between Infocrossing and erstwhile technology infrastructure services practice. The combined value proposition is pretty exiting for our US customers and we are seeing a healthy buildup of the funnel. May be Zach may want to add a few words.
Zach Lonstein: Sure, I am glad to. The integration is complete. We are seeing a pickup in momentum. We think that very shortly we will be announcing our first deal that includes both ADM application development, technology infrastructure services and Infocrossing. We see a funnel of this kind is coming. The outlook is very is very strong.
Suresh Senapaty: I would also supplement to say that Infocrossing is a transformational acquisition. It is not the acquisition we have done in the past where we start getting into quarter-to-quarter big growth and big profit expansions to start with immediately. There will be a time because it is a different kind of a business, in terms of go to market making sure that the synergy is fructified. So, it will pan out, but you will see more results not in a very short term but over a period of time. All we can say at this point of time is that so far progress has been satisfactory, it has been as planned and orchestrated. It is not right to expect too much of significant upside in the first few quarters, but of course after the first two-three-four quarters you will see much better traction in terms of the kind of transformational deals that we could win.
Moderator: If there are no more questions we would like to conclude the conference here. Thanks for coming. Thank you.